As filed with the Securities and Exchange Commission on May 9, 2022	Registration No. 333-263746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_________
CooTek (Cayman) Inc.
(Exact name of issuer of deposited securities as specified in its charter)
_________
Not Applicable
(Translation of issuer’s name into English)
_________
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
_______________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
_________
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_________
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (800) 221-0102
(Address, including zip code, and telephone number, including area code, of agent for service)
_______________________________
Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai, People’s Republic of China +86 21-61938200	Melissa Butler, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1502
_______________________________
It is proposed that this filing become effective under Rule 466:	☒immediately upon filing. ☐on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒
_______________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing six hundred and fifty (650) Class A ordinary shares of CooTek (Cayman) Inc.	N/A	N/A	N/A	N/A

[1]	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-263746) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to six hundred and fifty (650) Class A ordinary shares of CooTek (Cayman) Inc. and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.
PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No. 333-263746) previously filed by the Registrant, which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
CooTek (Cayman) Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Form F-6 (File No. 333-227412) and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to the Deposit Agreement— Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6 (File No. 333-263746) and incorporated herein by reference.

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. —– Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post- Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 9, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for Class A ordinary shares, par value US$0.00001 per share of CooTek (Cayman) Inc.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, CooTek (Cayman) Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on May 9, 2022.
CooTek (Cayman) Inc.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Karl Kan Zhang and Junkai Lin, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on May 9, 2022, in the capacities indicated.
Signature		Title

/s/ Karl Kan Zhang		Chairman of the Board of Directors and Chief Technology Officer (Principal Executive Officer)
Name:	Karl Kan Zhang

/s/ Susan Qiaoling Li		Director, Chief Executive Officer and President
Name:	Susan Qiaoling Li

/s/ Michael Jialiang Wang		Director
Name:	Michael Jialiang Wang

/s/ Jim Jian Wang		Director
Name:	Jim Jian Wang

/s/ Duane Ziping Kuang		Director
Name:	Duane Ziping Kuang

/s/ Glen Qian Sun		Director
Name:	Glen Qian Sun

/s/ Haibing Wu		Director
Name:	Haibing Wu

/s/ Jue Yao		Director
Name:	Jue Yao

/s/ Junkai Lin		Interim Chief Financial Officer (Principal Financial and Accounting Officer)
Name:	Junkai Lin

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of CooTek (Cayman) Inc., has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 in New York, New York, United States of America on May 9, 2022.
U.S. AUTHORIZED REPRESENTATIVE Cogency Global Inc.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

Index to Exhibits
Exhibit	Document
(a)(ii)	Form of Amendment No. 1 to the Deposit Agreement
(e)	Rule 466 Certification